NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of American Depositary Shares (Each representing One Ordinary Share) (the 'ADSs') of Schering Aktiengesellschaft (the 'Company') from listing and registration on the Exchange at the opening of business on December 11, 2006. Bayer AG made a cash offer to purchase the Company on March 23, 2006. The offer was declared unconditional and binding as of June 20, 2006. As a result of acceptances of the Bayer offer by holders of the Company's ADSs, the number of outstanding ADSs has fallen below 600,000.

1. Section 802.01A of the Exchange's Listed Company Manual states, in part, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the 'number of publicly-held shares is less than 600,000.'

2. The Exchange, on November 24, 2006, determined that the ADSs of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the Exchange.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on November 24, 2006, of the suspension of trading in the ADSs. Similar information was included on the Exchange's website.

4. On December 1, 2006, the Exchange received a letter from the Company advising that it formally waived its right to a hearing relative to the delisting of the ADSs.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 24, 2006.